Exhibit 99.4

TD Bank Group Reports First Quarter 2020 Results Earnings News Release • Three months ended January 31, 2020

This quarterly Earnings News Release should be read in conjunction with the Bank's unaudited first quarter 2020 Report to Shareholders for the three months ended January 31, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated February 26, 2020. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:

•	Reported diluted earnings per share were $1.61, compared with $1.27.
•	Adjusted diluted earnings per share were $1.66, compared with $1.57.
•	Reported net income was $2,989 million, compared with $2,410 million.
•	Adjusted net income was $3,072 million, compared with $2,953 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $70 million ($59 million after-tax or 3 cents per share), compared with $80 million ($67 million after-tax or 4 cents per share) in the first quarter last year.
•

Charges associated with the acquisition of Greystone of $24 million ($24 million after-tax or 2 cents per share), compared with $31 million ($30 million after-tax or 2 cents per share) in the first quarter last year.

TORONTO, February 27, 2020 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the first quarter ended January 31, 2020. First quarter reported earnings were $3 billion, up 24% on a reported basis and 4% on an adjusted basis, compared with the same quarter last year.

"TD started the year with a solid quarter, reflecting volume growth on both sides of the border in our Retail businesses and strong revenues and earnings in our Wholesale business," said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. "Our strong performance demonstrates the advantages of our strategy and proven business model, as we continued to acquire new customers and engage with them in more innovative and personalized ways ."

The Bank also announced a dividend increase of five cents per common share for the quarter ending in April, an increase of 7%.

Canadian Retail

Canadian Retail reported net income was $1,789 million, up 30% from the first quarter last year, primarily reflecting charges related to the Air Canada agreement in the first quarter of 2019. Adjusted net income was $1,813 million, a decrease of 2% compared with the same quarter last year. Revenue growth of 4%, reflecting volume-based increases in net interest and other income across the businesses, was more than offset by higher non-interest expenses, provisions for credit losses, and insurance claims.

Canadian Retail continued to invest in its business and capabilities, further strengthening its position as Canada's leading credit card issuer with the introduction of a new line of business cards that give business customers added flexibility and choice. In addition, TD Direct Investing was ranked highest among the banks in The Globe and Mail's annual review of online brokers, reflecting continued investments in its WebBroker and mobile platforms and resources to help customers achieve their financial goals.

U.S. Retail

U.S. Retail net income was $1,146 million (US$869 million), a decrease of 8% (7% in U.S. dollars), compared with the same quarter last year. TD Ameritrade contributed $201 million (US$152 million) in earnings to the segment, a decrease of 35% (35% in U.S. dollars) compared to the same quarter last year, primarily due to reduced trading commissions.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, contributed $945 million (US$717 million), up 2% (2% in U.S. dollars) from the same quarter last year. Revenue was down 2% as loan and deposit volume growth was offset by reduced margins given the lower interest rate environment. Provision for income taxes benefitted from changes in estimates. The U.S. Retail Bank continued to invest in its digital capabilities and this quarter, increased its number of mobile active customers by 12%. TD Bank, America's Most Convenient Bank®, also recorded a milestone achievement in the quarter, ranking "highest in customer satisfaction", among the national banks, according to the J.D. Power 2019 U.S. National Banking Satisfaction Study1 that evaluated banks from across the country.

Wholesale

Wholesale Banking reported net income of $281 million this quarter, an increase of $298 million, compared to the same quarter last year. Revenue for the quarter was $1,046 million, an increase of $464 million, compared with the first quarter last year, reflecting higher trading-related revenue and underwriting fees compared

[1]

TD Bank received the highest score in the J.D. Power 2019 U.S. National Banking Satisfaction Study of customers' satisfaction with bank products and services among national banks. Visit jdpower.com/awards.

TD BANK GROUP • FIRST QUARTER 2020 • EARNINGS NEWS RELEASE	Page 1

with the first quarter last year when the business experienced challenging market conditions. The Wholesale Bank continued to grow its banking and corporate lending relationships and gain market share, reflecting the investments made in its U.S. dollar strategy.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 11.7%.

Innovation

"We continued to enhance our digital capabilities to provide customers with personalized and connected experiences and the ability to manage their finances across all of our channels," continued Masrani. "Since launching our artificial intelligence-powered chatbot TD Clari last year, we have seen more than 90% of mobile chat interactions handled instantly. These and other investments are extending our competitive advantage and deepening our customer relationships across the Bank."

Conclusion

"We are building for the future and are making strategic investments to extend our market differentiation and create lasting, trusted customer relationships across our businesses," added Masrani. "While macroeconomic conditions may fluctuate, our strategy is clear, and our more than 85,000 colleagues are focused with passion and commitment on the work ahead."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements".

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2019 MD&A") in the Bank's 2019 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2020", and for the Corporate segment, "Focus for 2020", and in other statements regarding the Bank's objectives and priorities for 2020 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology, cyber security, and infrastructure), model, reputational, insurance, strategic, regulatory, legal, conduct, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks or data security breaches) on the Bank's information technology, internet, network access or other voice or data communications systems or services; fraud or other criminal activity to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2019 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant and Subsequent Events, and Pending Transactions" and "Significant Events and Pending Transactions" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2020", and for the Corporate segment, "Focus for 2020", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • FIRST QUARTER 2020 • EARNINGS NEWS RELEASE	Page 2

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended
	January 31 2020	October 31 2019	January 31 2019
Results of operations
Total revenue – reported	$10,609	$10,340	$9,998
Total revenue – adjusted	10,609	10,340	9,998
Provision for credit losses	919	891	850
Insurance claims and related expenses	780	705	702
Non-interest expenses – reported	5,467	5,543	5,855
Non-interest expenses – adjusted[1]	5,397	5,463	5,161
Net income – reported	2,989	2,856	2,410

Net income – adjusted[1]	3,072	2,946	2,953
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$693.2	$684.6	$648.5
Total assets	1,457.4	1,415.3	1,322.5
Total deposits	908.4	887.0	849.3
Total equity	88.8	87.7	81.7

Total risk-weighted assets	476.0	456.0	439.3
Financial ratios
Return on common equity (ROE) – reported	14.2%	13.6%	12.2%
Return on common equity – adjusted[2]	14.6	14.0	15.0
Return on tangible common equity (ROTCE)[2]	19.6	18.9	17.5
Return on tangible common equity – adjusted[2]	19.7	19.1	21.0
Efficiency ratio – reported	51.5	53.6	58.6
Efficiency ratio – adjusted[1]	50.9	52.8	51.6

Provision for credit losses as a % of net average loans and acceptances[3]	0.52	0.51	0.50
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.61	$1.54	$1.27
Diluted	1.61	1.54	1.27
Dividends per share	0.74	0.74	0.67
Book value per share	45.91	45.20	41.69
Closing share price[4]	73.14	75.21	74.00
Shares outstanding (millions)
Average basic	1,810.9	1,811.7	1,833.1
Average diluted	1,813.6	1,814.5	1,836.2
End of period	1,808.2	1,811.9	1,830.8
Market capitalization (billions of Canadian dollars)	$132.3	$136.3	$135.5
Dividend yield[5]	4.0%	4.0%	3.8%
Dividend payout ratio	45.8	48.0	52.6
Price-earnings ratio	11.1	12.0	12.3

Total shareholder return (1 year)[6]	2.8	7.1	2.6
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$1.66	$1.59	$1.57
Diluted	1.66	1.59	1.57
Dividend payout ratio	44.6%	46.5%	42.7%

Price-earnings ratio	10.8	11.2	11.4
Capital ratios
Common Equity Tier 1 Capital ratio	11.7%	12.1%	12.0%
Tier 1 Capital ratio	13.1	13.5	13.5
Total Capital ratio	15.7	16.3	15.9

Leverage ratio	4.0	4.0	4.1

[1]	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the "Return on Common Equity" and "Return on Tangible Common Equity" sections of this document for an explanation.
[3]	Excludes acquired credit-impaired (ACI) loans.
[4]	Toronto Stock Exchange (TSX) closing market price.
[5]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[6]	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • FIRST QUARTER 2020 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note" from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank's U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Interim Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:   OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Net interest income	$6,301	$6,175	$5,860

Non-interest income	4,308	4,165	4,138
Total revenue	10,609	10,340	9,998
Provision for credit losses	919	891	850
Insurance claims and related expenses	780	705	702

Non-interest expenses	5,467	5,543	5,855
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,443	3,201	2,591
Provision for income taxes	659	646	503

Equity in net income of an investment in TD Ameritrade	205	301	322
Net income – reported	2,989	2,856	2,410

Preferred dividends	67	68	60
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,922	$2,788	$2,350
Attributable to:
Common shareholders	$2,922	$2,788	$2,332
Non-controlling interests	–	–	18

TD BANK GROUP • FIRST QUARTER 2020 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Operating results – adjusted
Net interest income	$6,301	$6,175	$5,860

Non-interest income	4,308	4,165	4,138
Total revenue	10,609	10,340	9,998
Provision for credit losses	919	891	850
Insurance claims and related expenses	780	705	702

Non-interest expenses[1]	5,397	5,463	5,161
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,513	3,281	3,285
Provision for income taxes	670	660	678

Equity in net income of an investment in TD Ameritrade[2]	229	325	346
Net income – adjusted	3,072	2,946	2,953

Preferred dividends	67	68	60
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	3,005	2,878	2,893
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	–	18
Net income available to common shareholders – adjusted	3,005	2,878	2,875
Pre-tax adjustments for items of note
Amortization of intangibles[3]	(70)	(74)	(80)
Charges related to the long-term loyalty agreement with Air Canada[4]	–	–	(607)
Charges associated with the acquisition of Greystone[5]	(24)	(30)	(31)
Less: Impact of income taxes
Amortization of intangibles	(11)	(12)	(13)
Charges related to the long-term loyalty agreement with Air Canada	–	–	(161)
Charges associated with the acquisition of Greystone	–	(2)	(1)
Total adjustments for items of note	(83)	(90)	(543)
Net income available to common shareholders – reported	$2,922	$2,788	$2,332

[1]

Adjusted Non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 3 – first quarter 2020 – $46 million, fourth quarter 2019 – $50 million, first quarter 2019 – $56 million, these amounts were reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 4 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 5 – first quarter 2020 – $24 million, fourth quarter 2019 – $30 million, first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment.

[2]

Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 3 – first quarter 2020 – $24 million, fourth quarter 2019 – $24 million, first quarter 2019 – $24 million. The earnings impact of this item was reported in the Corporate segment.

[3]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[4]

On January 10, 2019, the Bank's long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment.

[5]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. ("Greystone"). The Bank incurred acquisition related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Basic earnings per share – reported	$1.61	$1.54	$1.27

Adjustments for items of note[2]	0.05	0.05	0.30
Basic earnings per share – adjusted	$1.66	$1.59	$1.57

Diluted earnings per share – reported	$1.61	$1.54	$1.27

Adjustments for items of note[2]	0.05	0.05	0.30
Diluted earnings per share – adjusted	$1.66	$1.59	$1.57

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments is based on 10.5% Common Equity Tier 1 (CET1) Capital in fiscal 2020 and 10% in fiscal 2019.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • FIRST QUARTER 2020 • EARNINGS NEWS RELEASE	Page 5

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019

Average common equity	$81,933	$81,286	$75,873
Net income available to common shareholders – reported	2,922	2,788	2,332

Items of note, net of income taxes[1]	83	90	543
Net income available to common shareholders – adjusted	3,005	2,878	2,875
Return on common equity – reported	14.2%	13.6%	12.2%
Return on common equity – adjusted	14.6	14.0	15.0

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders' equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank's income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019

Average common equity	$81,933	$81,286	$75,873
Average goodwill	16,971	17,046	17,021
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,089	4,119	4,170
Average other acquired intangibles[1]	564	613	676

Average related deferred tax liabilities	(261)	(267)	(238)
Average tangible common equity	60,570	59,775	54,244
Net income available to common shareholders – reported	2,922	2,788	2,332

Amortization of acquired intangibles, net of income taxes[2]	59	62	67
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	2,981	2,850	2,399

Other items of note, net of income taxes[2]	24	28	476
Net income available to common shareholders – adjusted	$3,005	$2,878	$2,875
Return on tangible common equity	19.6%	18.9%	17.5%
Return on tangible common equity – adjusted	19.7	19.1	21.0

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

SIGNIFICANT EVENTS AND PENDING TRANSACTIONS

TD Ameritrade Holding Corporation and The Charles Schwab Corporation

On November 25, 2019, the Bank announced its support for the acquisition of TD Ameritrade, of which the Bank is a major shareholder, by The Charles Schwab Corporation, through a definitive agreement announced by those companies. The transaction is expected to close in the second half of calendar 2020, subject to all applicable closing conditions having been satisfied. Refer to the "Financial Results Overview – Significant and Subsequent Events, and Pending Transactions" section of the Bank's 2019 MD&A for a discussion of the announced transaction.

TD BANK GROUP • FIRST QUARTER 2020 • EARNINGS NEWS RELEASE	Page 6

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the Bank's 2019 MD&A, and Note 29 Segmented Information of the Bank's Consolidated Financial Statements for the year ended October 31, 2019. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $38 million, compared with $21 million in the first quarter last year and $36 million in the prior quarter.

TABLE 7:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Net interest income	$3,167	$3,173	$3,044

Non-interest income	3,088	2,960	2,944
Total revenue	6,255	6,133	5,988
Provision for credit losses – impaired	320	324	264

Provision for credit losses – performing	71	76	46
Total provision for credit losses	391	400	310
Insurance claims and related expenses	780	705	702
Non-interest expenses – reported	2,636	2,637	3,084
Non-interest expenses – adjusted[1]	2,612	2,607	2,446
Provision for (recovery of) income taxes – reported	659	646	513

Provision for (recovery of) income taxes – adjusted[1]	659	648	675
Net income – reported	1,789	1,745	1,379
Net income – adjusted[1]	$1,813	$1,773	$1,855

Selected volumes and ratios
Return on common equity – reported[2]	37.1%	37.9%	31.6%
Return on common equity – adjusted[1,2]	37.6	38.5	42.5
Net interest margin (including on securitized assets)	2.94	2.96	2.94
Efficiency ratio – reported	42.1	43.0	51.5

Efficiency ratio – adjusted	41.8	42.5	40.8
Assets under administration (billions of Canadian dollars)	$439	$422	$396

Assets under management (billions of Canadian dollars)	365	353	332
Number of Canadian retail branches	1,088	1,091	1,099

Average number of full-time equivalent staff	41,394	41,650	39,997

[1]

Adjusted non-interest expenses excludes the following items of note: Charges related to the long-term loyalty agreement with Air Canada in the first quarter 2019 – $607 million ($446 million after-tax); and charges associated with the acquisition of Greystone in the first quarter 2020 – $24 million ($24 million after-tax), fourth quarter 2019 – $30 million ($28 million after-tax), first quarter 2019 – $31 million ($30 million after-tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]	Capital allocated to the business segment was increased to 10.5% CET1 effective fiscal 2020 compared to 10% in fiscal 2019.

Quarterly comparison – Q1 2020 vs. Q1 2019

Canadian Retail reported net income for the quarter was $1,789 million, an increase of $410 million, or 30%, compared with the first quarter last year, primarily due to charges related to the agreement with Air Canada in the prior year. On an adjusted basis, net income for the quarter was $1,813 million, a decrease of $42 million, or 2%, reflecting higher adjusted non-interest expenses, PCL, and insurance claims, partially offset by revenue growth. The reported and adjusted annualized ROE for the quarter was 37.1% and 37.6%, respectively, compared with 31.6% and 42.5%, respectively, in the first quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $6,255 million, an increase of $267 million, or 4%, compared with the first quarter last year.

Net interest income was $3,167 million, an increase of $123 million, or 4%, reflecting volume growth. Average loan volumes increased $19 billion, or 4%, reflecting 4% growth in personal loans and 8% growth in business loans. Average deposit volumes increased $24 billion, or 7%, reflecting 7% growth in both personal and business deposits, and an 8% increase in wealth deposits. Net interest margin was 2.94%, consistent with the first quarter last year, reflecting competitive pricing and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16, Leases (IFRS 16), offset by favourable balance sheet mix from growth in deposits.

Non-interest income was $3,088 million, an increase of $144 million, or 5%, reflecting higher revenues from the insurance business and higher fee-based revenue in the wealth business.

Assets under administration (AUA) were $439 billion as at January 31, 2020, an increase of $43 billion, or 11%, compared with the first quarter last year, reflecting increases in market value and new asset growth. Assets under management (AUM) were $365 billion as at January 31, 2020, an increase of $33 billion, or 10%, compared with the first quarter last year, reflecting increases in market value.

PCL was $391 million, an increase of $81 million, or 26%, compared with the first quarter last year. PCL – impaired for the quarter was $320 million, an increase of $56 million, or 21%, reflecting lower prior year provisions in commercial, higher insolvencies in consumer lending, and volume growth. PCL –

TD BANK GROUP • FIRST QUARTER 2020 • EARNINGS NEWS RELEASE	Page 7

performing was $71 million, an increase of $25 million, reflecting credit migration in the commercial and auto portfolios. Total PCL as an annualized percentage of credit volume was 0.36%, or an increase of 7 basis points (bps).

Insurance claims and related expenses for the quarter were $780 million, an increase of $78 million, or 11%, compared with the first quarter last year reflecting higher current year claims primarily from business growth.

Reported non-interest expenses for the quarter were $2,636 million, a decrease of $448 million, or 15%, compared with the first quarter last year, primarily due to prior year charges related to the agreement with Air Canada. On an adjusted basis, non-interest expenses were $2,612 million, an increase of $166 million, or 7%, reflecting higher spend supporting business growth, volume-driven expenses, and changes in pension costs, partially offset by a reduction in operating expense due to the adoption of IFRS 16.

The reported and adjusted efficiency ratio for the quarter was 42.1% and 41.8%, respectively, compared with 51.5% and 40.8%, respectively, in the first quarter last year.

Quarterly comparison – Q1 2020 vs. Q4 2019

Canadian Retail reported net income for the quarter increased $44 million, or 3%, compared with the prior quarter, reflecting revenue growth, partially offset by higher insurance claims. On an adjusted basis, net income increased $40 million, or 2%. The reported and adjusted annualized ROE for the quarter was 37.1% and 37.6%, respectively, compared with 37.9% and 38.5%, respectively, in the prior quarter.

Revenue increased $122 million, or 2%, compared with the prior quarter. Net interest income decreased $6 million, relatively flat compared with the prior quarter. Average loan volumes increased $4 billion, or 1%, reflecting 1% growth in both personal and business loans. Average deposit volumes increased $10 billion, or 3%, reflecting 2% growth in personal deposits, 4% in business deposits, and 5% in wealth deposits. Net interest margin was 2.94%, a decrease of 2 bps, reflecting seasonality and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16.

Non-interest income increased $128 million, or 4%, reflecting higher revenues from the insurance business and higher fee-based revenue in the banking and wealth businesses. The increase in non-interest income also includes $54 million related to higher fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims.

AUA increased $17 billion, or 4%, compared with the prior quarter, reflecting increases in market value and new asset growth. AUM increased $12 billion, or 3%, reflecting increases in market value.

PCL decreased $9 million, or 2%, compared with the prior quarter. PCL – impaired decreased by $4 million. PCL – performing decreased $5 million. Total PCL as an annualized percentage of credit volume was 0.36%, or a decrease of 1 basis point.

Insurance claims and related expenses for the quarter increased $75 million, or 11%, compared with the prior quarter. The increase reflects less favourable prior years' claims development and changes in the fair value of investments supporting claims liabilities, partially offset by lower current year claims and less severe weather-related events.

Reported non-interest expenses decreased $1 million, relatively flat, compared with the prior quarter. On an adjusted basis, non-interest expenses increased $5 million.

The reported and adjusted efficiency ratio for the quarter was 42.1% and 41.8%, respectively, compared with 43.0% and 42.5%, respectively, in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2020 • EARNINGS NEWS RELEASE	Page 8

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended
Canadian Dollars	January 31 2020	October 31 2019	January 31 2019
Net interest income	$2,196	$2,232	$2,247

Non-interest income	706	717	701
Total revenue	2,902	2,949	2,948
Provision for credit losses – impaired	273	268	285

Provision for credit losses – performing	46	27	21
Total provision for credit losses	319	295	306
Non-interest expenses	1,593	1,669	1,611

Provision for (recovery of) income taxes	45	85	102
U.S. Retail Bank net income	945	900	929
Equity in net income of an investment in TD Ameritrade[1]	201	291	311
Net income	$1,146	$1,191	$1,240

U.S. Dollars
Net interest income	$1,668	$1,687	$1,688

Non-interest income	536	543	528
Total revenue – reported	2,204	2,230	2,216
Provision for credit losses – impaired	208	203	214

Provision for credit losses – performing	35	20	16
Total provision for credit losses	243	223	230
Non-interest expenses	1,210	1,261	1,209

Provision for (recovery of) income taxes	34	65	77
U.S. Retail Bank net income	717	681	700

Equity in net income of an investment in TD Ameritrade[1]	152	219	235
Net income	$869	$900	$935

Selected volumes and ratios
Return on common equity[2]	11.1%	11.8%	12.6%
Net interest margin[3]	3.07	3.18	3.42

Efficiency ratio	54.9	56.5	54.6
Assets under administration (billions of U.S. dollars)	$22	$21	$19

Assets under management (billions of U.S. dollars)	44	44	46
Number of U.S. retail stores	1,220	1,241	1,240

Average number of full-time equivalent staff	26,261	26,513	26,864

[1]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[2]	Capital allocated to the business segment was increased to 10.5% CET1 effective fiscal 2020 compared to 10% in fiscal 2019.
[3]

Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q1 2020 vs. Q1 2019

U.S. Retail net income for the quarter was $1,146 million (US$869 million), a decrease of $94 million (US$66 million), or 8% (7% in U.S. dollars), compared with the first quarter last year. The annualized ROE for the quarter was 11.1%, compared with 12.6% in the first quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $945 million (US$717 million) and $201 million (US$152 million), respectively.

The contribution from TD Ameritrade was US$152 million, a decrease of US$83 million, or 35%, compared with the first quarter last year, primarily reflecting the reduced trading commissions and higher operating expenses, partially offset by higher trading volumes.

U.S. Retail Bank net income of US$717 million for the quarter increased US$17 million, or 2%, compared with the first quarter last year, reflecting loan and deposit growth and a lower provision for income taxes, partially offset by lower deposit margins and higher PCL.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,204 million, a decrease of US$12 million, or 1%, compared with the first quarter last year. Net interest income decreased US$20 million, or 1%, as lower deposit margins and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16 in the quarter were partially offset by growth in loan and deposit volumes. Net interest margin was 3.07%, a decrease of 35 bps, reflecting lower deposit margins, balance sheet mix, and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16. Non-interest income increased US$8 million, or 2%, reflecting higher personal and commercial banking volumes.

Average loan volumes increased US$8 billion, or 5%, compared with the first quarter last year reflecting growth in business and personal loans of 2% and 8%, respectively. Average deposit volumes increased US$13 billion, or 5%, reflecting 10% growth in business deposit volumes, 5% growth in personal deposit volumes, and 2% increase in sweep deposit volume from TD Ameritrade.

AUA were US$22 billion as at January 31, 2020, an increase of US$3 billion, or 16%, compared with the first quarter last year. AUM were US$44 billion as at January 31, 2020, a decrease of US$2 billion, or 4%, compared with the first quarter last year.

PCL for the quarter was US$243 million, an increase of US$13 million, or 6%, compared with the first quarter last year. PCL – impaired was US$208 million, a decrease of US$6 million, or 3%. PCL – performing was US$35 million, an increase of US$19 million, primarily reflecting higher provisions in the commercial portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.59%, flat, compared with the first quarter last year.

Non-interest expenses for the quarter were US$1,210 million, an increase of US$1 million, compared with the first quarter last year, primarily reflecting higher employee-related and volume-driven expenses, partially offset by productivity savings and a reduction in operating expense reflecting the adoption of IFRS 16.

Provision for income taxes for the quarter was US$34 million, a decrease of US$43 million, or 56%, compared with the first quarter last year, primarily reflecting changes to the estimated liability for uncertain tax positions.

The efficiency ratio for the quarter was 54.9%, compared with 54.6% in the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2020 • EARNINGS NEWS RELEASE	Page 9

Quarterly comparison – Q1 2020 vs. Q4 2019

U.S. Retail net income of $1,146 million (US$869 million) decreased $45 million (US$31 million), or 4% (3% in U.S. dollars), compared with the prior quarter. The annualized ROE for the quarter was 11.1%, compared with 11.8% in the prior quarter.

The contribution from TD Ameritrade was US$152 million, a decrease of US$67 million, or 31%, compared with the prior quarter, primarily reflecting the reduced trading commissions, partially offset by higher trading volumes and lower operating expenses.

U.S. Retail Bank net income for the quarter was US$717 million, an increase of US$36 million or 5%, compared with prior quarter, reflecting lower expenses and a lower provision for income taxes, partially offset by lower revenue and higher PCL.

Revenue for the quarter decreased US$26 million, or 1%, compared with the prior quarter. Net interest income decreased US$19 million, or 1%, reflecting lower deposit margins and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16, partially offset by growth in loan and deposit volumes. Net interest margin was 3.07%, a decrease of 11 bps, primarily reflecting lower deposit margins and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16. Non-interest income decreased US$7 million, or 1%, compared with the prior quarter.

Average loan volumes increased US$1 billion, or 1%, compared with prior quarter, reflecting growth in personal loans of 3% and decline in business loans of 1%. Average deposit volumes increased US$8 billion, or 3%, reflecting 2% growth in both personal and business deposit volumes, respectively, and a 5% increase in sweep deposit volume from TD Ameritrade.

AUA were US$22 billion as at January 31, 2020, an increase of US$1 billion, or 4%, compared to prior quarter. AUM were US$44 billion as at January 31, 2020, relatively flat to prior quarter.

PCL for the quarter increased US$20 million, or 9%, compared with the prior quarter. PCL – impaired increased US$5 million, or 2%. PCL – performing increased US$15 million, or 75%, primarily reflecting higher provisions in the commercial portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.59%, or an increase of 4 bps.

Non-interest expenses for the quarter were US$1,210 million, a decrease of US$51 million, or 4% compared with the prior quarter, primarily reflecting prior quarter restructuring charges and a reduction in operating expense reflecting the adoption of IFRS 16, partially offset by a prior quarter adjustment in post-retirement benefit costs.

Provision for income taxes for the quarter was US$34 million, a decrease of US$31 million, or 48%, compared with the prior quarter, primarily reflecting changes to the estimated liability for uncertain tax positions.

The efficiency ratio for the quarter was 54.9%, compared with 56.5% in the prior quarter.

TABLE 9:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Net interest income (TEB)	$357	$278	$173

Non-interest income	689	570	409
Total revenue	1,046	848	582
Provision for (recovery of) credit losses – impaired	52	8	–

Provision for (recovery of) credit losses – performing	(35)	33	7
Total provision for (recovery of) credit losses	17	41	7
Non-interest expenses	652	600	602

Provision for (recovery of) income taxes (TEB)	96	47	(10)
Net income (loss)	$281	$160	$(17)

Selected volumes and ratios
Trading-related revenue (TEB)	$612	$411	$251
Average gross lending portfolio (billions of Canadian dollars)[1]	55.1	52.5	48.9
Return on common equity[2]	14.0%	8.5%	(0.9	) %

Efficiency ratio	62.3	70.8	103.4

Average number of full-time equivalent staff	4,517	4,570	4,478

[1]	Includes gross loans and bankers' acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was increased to 10.5% CET1 effective fiscal 2020 compared to 10% in fiscal 2019.

Quarterly comparison – Q1 2020 vs. Q1 2019

Wholesale Banking net income for the quarter was $281 million, an increase in net income of $298 million, compared with net loss of $17 million in the first quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,046 million, an increase of $464 million, or 80%, compared with the first quarter last year, reflecting higher trading-related revenue and underwriting fees compared with the first quarter last year when the business experienced challenging market conditions.

PCL for the quarter was $17 million, an increase of $10 million compared with the first quarter last year. PCL – impaired was $52 million reflecting credit migration. PCL – performing decreased $42 million, reflecting migration from performing to impaired.

Non-interest expenses were $652 million, an increase of $50 million, or 8%, compared with the first quarter last year. This increase reflects higher variable compensation, securities lending fees, and underwriting costs.

Quarterly comparison – Q1 2020 vs. Q4 2019

Wholesale Banking net income for the quarter was $281 million, an increase in net income of $121 million, or 76%, compared with net income of $160 million in the prior quarter, reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses.

Revenue for the quarter increased $198 million, or 23%, compared with the prior quarter, reflecting higher trading-related revenue, advisory and loan fees, and higher derivative valuation charges in the prior quarter.

PCL for the quarter decreased by $24 million, compared with the prior quarter. PCL – impaired increased by $44 million reflecting credit migration. PCL – performing decreased $68 million, reflecting migration from performing to impaired.

TD BANK GROUP • FIRST QUARTER 2020 • EARNINGS NEWS RELEASE	Page 10

Non-interest expenses for the quarter increased $52 million, or 9%, compared with the prior quarter, reflecting higher securities lending fees, underwriting costs, and variable compensation, partially offset by restructuring charges in the prior quarter.

TABLE 10:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Net income (loss) – reported	$(227)	$(240)	$(192)
Adjustments for items of note[1]
Amortization of intangibles before income taxes	70	74	80

Less: impact of income taxes	11	12	13
Net income (loss) – adjusted	$(168)	$(178)	$(125)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(179)	$(201)	$(182)
Other	11	23	39

Non-controlling interests	–	–	18
Net income (loss) – adjusted	$(168)	$(178)	$(125)

Selected volumes

Average number of full-time equivalent staff	17,458	17,316	16,229

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q1 2020 vs. Q1 2019

Corporate segment's reported net loss for the quarter was $227 million, compared with a reported net loss of $192 million in the first quarter last year. Reported net loss increased primarily reflecting lower contribution from other items and non-controlling interests. Other items decreased primarily reflecting an unfavourable adjustment relating to hedge accounting, partially offset by higher revenue from other treasury and balance sheet management activities recognized in the first quarter this year. Adjusted net loss was $168 million compared with an adjusted net loss of $125 million in the first quarter last year.

Quarterly comparison – Q1 2020 vs. Q4 2019

Corporate segment's reported net loss for the quarter was $227 million, compared with a reported net loss of $240 million in the prior quarter. Reported net loss decreased primarily reflecting lower net corporate expenses in the current quarter, partially offset by lower contribution from other items in the current quarter. Other items decreased primarily reflecting an unfavourable adjustment relating to hedge accounting, partially offset by higher revenue from other treasury and balance sheet management activities recognized in the first quarter this year. Net corporate expenses decreased largely due to restructuring charges incurred in the prior quarter. Adjusted net loss was $168 million compared with an adjusted net loss of $178 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2020 • EARNINGS NEWS RELEASE	Page 11

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or

www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare

P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610 www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On December 19, 2019, the Bank announced that the TSX and OSFI approved the Bank's Normal Course Issuer Bid (NCIB) to repurchase for cancellation up to 30 million of the Bank's common shares. Pursuant to the Notice of Intention filed with the TSX, the NCIB ends on December 23, 2020, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

Access to Quarterly Results Materials

Interested investors, the media and others may view the first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on February 27, 2020. The call will be audio webcast live through TD's website at 2:00 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on February 27, 2020, by approximately 12:00 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on February 27, 2020, until 11:59 p.m. ET on March 6, 2020, by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 3336790.

Annual Meeting

Thursday, April 2, 2020

Design Exchange

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had $1.5 trillion in assets on January 31, 2020. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Julie Bellissimo, Manager, Media Relations, 416-965-6050

TD BANK GROUP • FIRST QUARTER 2020 • EARNINGS NEWS RELEASE	Page 12